UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 Celeritek, Inc.
             -------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
             -------------------------------------------------------
                         (Title of Class of Securities)

                                    150926103
             -------------------------------------------------------
                                 (CUSIP Number)

                                 Tamer Husseini
                                 Celeritek, Inc.
                              3236 Scott Boulevard
                          Santa Clara, California 95054
                                 (408) 986-5060
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 1, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150926103              SCHEDULE 13D
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1.    Names of Reporting Persons: Anaren Microwave, Inc.

      I.R.S. Identification Nos. of above persons (entities only): 16-0928561

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2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [   ]
      (b)  [   ]
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3.    SEC Use Only


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4.    Source of Funds (See Instructions)

      WC
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)

      [  ]
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6.    Citizenship or Place of Organization

      New York
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Number of Shares     7.  Sole Voting Power                          777,300
Beneficially         -----------------------------------------------------------
Owned by             8.  Shared Voting Power                         - 0 -
Each                 -----------------------------------------------------------
Reporting            9.  Sole Dispositive Power                     777,300
Person With          -----------------------------------------------------------
                     10. Shared Dispositive Power                    - 0 -
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

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11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      777,300 shares of Common Stock
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions) [ ]

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13.   Percent of Class Represented by Amount in Row (11)

      6.35 %
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14.   Type of Reporting Person (See Instructions)

      CO
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Item 1. Security and Issuer

      This statement relates to shares of common stock, no par value (the "Common Stock"), of Celeritek, Inc., a California corporation ("Celeritek" or the "Corporation"). The Corporation's principal executive office is located at 3236 Scott Boulevard, Santa Clara, California 95054.

Item 2. Identity and Background

      (a) This statement is being filed by Anaren Microwave, Inc., a New York corporation ("Anaren" or the "Reporting Person"). The information required to be disclosed under Items 2 through 6 of the Schedule 13D with respect to each director and executive officer of Anaren is set forth on Exhibit 1 hereto. Anaren is a publicly-traded company, and Anaren's management is not aware of any person that controls Anaren.

      (b) The principal business address of Anaren is 6635 Kirkville Road, East Syracuse, New York 13057.

      (c) Anaren designs, manufactures and sells complex microwave signal distribution networks and components for the wireless communications, satellite communications and defense electronics markets.

      (d) During the past five years, Anaren has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


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

      (e) During the past five years, Anaren has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Anaren is a New York corporation.

Item 3. Source and Amount of Funds or Other Consideration

      The amount of funds used to purchase the shares of Common Stock described in Item 5(b) below was approximately $6,586,498. All of such funds came from Anaren's working capital.

Item 4. Purpose of Transaction

      Anaren has been a customer of Celeritek for a number of years. Over the past couple of years, prior to March 4, 2002, Anaren's and Celeritek's management have discussed the possibility of sharing technologies, and at times Anaren has sought to discuss a potential business combination. Mr. Tamer Husseini, Chairman, President and Chief Executive Officer of Celeritek, has consistently informed Anaren that he was interested in potentially leveraging technologies but was not interested in any form of merger or other business combination.

      On March 4, 2002, Anaren contacted Mr. Husseini by certified letter to express its continuing interest in discussing the terms of a possible business combination transaction with Celeritek. Shortly thereafter, Mr. Husseini orally responded that he was not interested in discussing any such transaction.

      On June 10, 2002, Anaren again wrote Mr. Husseini, with copies provided to Celeritek's board members, to express its continuing interest in discussing the terms of a potential business combination transaction with Celeritek. On June 13, 2002, Mr. Husseini sent a written response to Mr. Lawrence A. Sala, Anaren's Chairman, President and Chief Executive Officer, informing Mr. Sala that Anaren's June 10, 2002 letter would be included on the agenda for Celeritek's August board meeting.

      Anaren believes that a business combination of Anaren and Celeritek would be in the best interest of the respective shareholders, customers and employees of both companies. Further, Anaren believes that a potential transaction between Celeritek and Anaren is too significant to delay initial consideration by Celeritek's board until an unspecified date in August. Accordingly, Anaren hopes to rapidly begin a dialogue with Celeritek. If Celeritek is receptive to Anaren's overtures, Anaren would seek to enter into a confidentiality agreement, perform customary due diligence and negotiate an acquisition agreement pursuant to which Anaren would acquire Celeritek, with the form and terms of the consideration to be paid to be determined.

      In the event that, at any time, Anaren is not satisfied with Celeritek's response to its overtures, Anaren will evaluate possible other actions. Such actions, which could be pursued at any time, may include without limitation, (i) commencement of a tender or exchange offer for the Common Stock, and (ii) initiation of shareholder action intended to facilitate a business combination, including without limitation, solicitation of consents to call a special meeting of Celeritek's shareholders, proposals to seek a sale of Celeritek, redemption of Celeritek's shareholder rights plan and removal of any other impediments to a business combination, and the removal of all or certain members of, or the expansion of, Celeritek's board of directors and election of directors who would be willing to consider and pursue a sale of Celeritek. Anaren may also contact and consult with other shareholders of Celeritek concerning Celeritek, its prospects, and any or all of the foregoing matters.


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

      Anaren intends to review its investment in Celeritek on a continuing basis and, depending on various factors, including but not limited to Celeritek's business, financial position, other developments concerning Celeritek, the price level of the Common Stock, conditions in the securities market and general economic and industry conditions, as well as other investment opportunities available to it, may in the future take such actions with respect to its investment in Celeritek as it deems appropriate in light of the circumstances existing from time to time.

      Without limiting the generality of the foregoing, Anaren may purchase additional shares of Common Stock, or dispose of all or a portion of the shares of Common Stock owned by it, in the open market, in privately negotiated transactions or otherwise. There can be no assurance that any business combination transaction will occur.

      A copy of each of the March 4, June 10 and June 13 letters referenced above is attached hereto as Exhibits 2, 3 and 4, respectively.

Item 5. Interest in Securities of the Issuer

      (a) According to Celeritek's Annual Report on Form 10-K for the fiscal year ended March 31, 2002, as of May 24, 2002, Celeritek had issued and outstanding 12,232,464 shares of Common Stock.

      (b) Anaren is the beneficial owner of 777,300 shares of Common Stock or approximately 6.35% of the outstanding Common Stock. Anaren has the sole power to vote, or to direct the vote of, all of such shares.

      (c) Anaren acquired its shares of Common Stock in open market transactions. The trading dates, number of shares purchased, price per share, and total price paid by Anaren during the past 60 days are set forth on Exhibit 5 hereto.

      (d) Anaren is not aware of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed in Item 5 hereof.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Anaren does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Celeritek.


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

Item 7. Material to Be Filed as Exhibits

      Exhibit 1 - Certain information concerning the directors and executive officers of Anaren.

      Exhibit 2 - Letter dated March 4, 2002 from Anaren to Celeritek.

      Exhibit 3 - Letter dated June 10, 2002 from Anaren to Celeritek.

      Exhibit 4 - Letter dated June 13, 2002 from Celeritek to Anaren.

      Exhibit 5 - Certain information concerning the purchases of Common Stock by Anaren.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: July 11, 2002                        ANAREN MICROWAVE, INC.

                                           By:     /s/ Lawrence A. Sala
                                              ----------------------------------
                                           Name:  Lawrence A. Sala
                                           Title: Chairman, President and Chief
                                                  Executive Officer


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